SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  05 November  2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	3 rd Quater Results

Exhibit No: 99.1

5 November 2013

InterContinental Hotels Group PLC

Third Quarter Interim Management Statement

Solid third quarter performance

Highlights

• Global third quarter RevPAR growth of 3.3%, with 3.6% in the first nine months.

• 8k rooms opened in the quarter taking system size to 679k rooms as at 30 September, up 1% year on year.

• 16k rooms signed in the third quarter, up 18% year on year, taking the pipeline to 180k rooms at the quarter end.

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"We have delivered a solid third quarter performance with RevPAR growth in all four regions, driven by our preferred brands. RevPAR growth of 3.3% in the quarter was led by a strong performance in our Asia, Middle East and Africa region, up 5.4%. We have driven group RevPAR up 3.6% in the first nine months, with 4.4% in our largest region, the Americas.
We continue to develop our high quality pipeline which underpins our future growth plans. Signings of more than one hotel a day included two new hotels for our InterContinental brand, in London and Sydney, and our second owned hotel for EVEN Hotels.
Despite the ongoing challenges in some of our markets, current trading trends give us confidence for the rest of the year and our strategy for high quality growth positions us well for continuing success into the future."

RevPAR performance

Americas
Americas RevPAR grew 3.7% in the quarter and was up 4.4% in the first 9 months. RevPAR growth softened in September to 2.1%, as group business was slow to pick up following the earlier timing of certain holidays in the month, a trend that was experienced by the industry as a whole.
US RevPAR grew 3.5% in the third quarter, with 4.5% growth in the first 9 months. The pace of growth was strongest in our upscale and luxury brands, with third quarter RevPAR in the US up 6.2% for our InterContinental brand and 7.6% for Hotel Indigo. The RevPAR dynamic in the US remains favourable, with industry room nights sold achieving record highs for the past 31 months, and rooms supply growth still well below the 2% per annum historic average.

Europe
Third quarter European RevPAR was up 1.3% despite some tough comparatives, with 0.6% growth in the first 9 months.
In the UK RevPAR grew 1.5% in the third quarter. London was impacted by the tough August comparatives from the Olympic Games in 2012, but outside of London growth was good through the quarter led by an increase in occupancy.
In Germany RevPAR was down 2.8% in the quarter reflecting the strong trade fair schedule in the prior year, particularly in Berlin and Munich.  RevPAR grew 0.4% in France driven by good growth in the provinces, with Paris negatively impacted by the earlier timing of Ramadan in July and the absence of the biennial Paris Motor Show, which was held in September last year.

Asia, Middle East & Africa
AMEA achieved good growth in the quarter, with RevPAR up 5.4%, led by 5.0% rate growth. RevPAR in the first 9 months was up 6.0%.
Southeast Asia RevPAR grew 10.1% in the third quarter driven by continued strength in Indonesia and Thailand. 11.7% RevPAR growth in Japan reflects increased international business with particular strength in Tokyo and Okinawa. In the Middle East and Africa RevPAR was broadly flat, with a good performance in Saudi Arabia and the UAE offset by declines in Egypt, which has been impacted by the increased political unrest since July. In Australasia, RevPAR was up 3.9%, with solid trading in Australia.

Greater China
RevPAR grew by 0.7% in Greater China in the third quarter with 0.4% growth in the first 9 months. This reflects strong transient business offset by softer demand in Juizhai and Chengdu, following flooding and landslips in the area and a negative impact in September from the earlier timing of the Mid-Autumn Festival.
IHG reported Shanghai RevPAR up 4.0%, outperforming the industry by almost 6% points. Resorts performed strongly with RevPAR growth of 18.0%, excluding Jiuzhai, with IHG well placed to take advantage of the increasing leisure travel trends in the region.

High quality system and pipeline
Group system size
Net rooms up 1% year on year to 679k rooms (4,653 hotels), with a strong opening programme in the fourth quarter.
8k rooms (59 hotels) opened in the quarter, driven by our Americas and Greater China regions.
7k rooms (49 hotels) were removed from the system, mostly in the Americas, consistent with our strategy to drive high quality growth.

Group pipeline
IHG's high quality pipeline now stands at 180k rooms (1,102 hotels), with over 40% under construction.
Signings of 16k rooms (101 hotels) in the third quarter represent an 18% increase year on year, and include 67 hotels for the Holiday Inn brand family, 10 more than in the same period last year.
Notable signings in the quarter included a Holiday Inn hotel in Mecca, Saudi Arabia, which will be the largest Holiday Inn hotel in the world with over 1,200 rooms when it opens in 2016, and a third InterContinental hotel in London, scheduled to open in 2015.

Building preferred brands
Our innovative new brands continue to build momentum with 21 HUALUXE Hotels and Resorts and 4 EVEN Hotels in the pipeline.
IHG signed a new multiple development franchise agreement in Germany, to add five hotels with one owner across multiple IHG brands.
Business Traveller Awards 2013: InterContinental Hotels & Resorts has been recognised as the Best Business Hotel Chain Worldwide, with InterContinental London Westminster awarded Best New Business Hotel.

Other events
In August the trustees of IHG's UK pension plan completed a buy-in of the Group's UK funded defined benefit obligations with the insurer Rothesay Life as an initial step towards the full buy-out of the liabilities.  This move de-risks IHG's balance sheet in respect of these obligations and removes the need for any further contributions, delivering a cash saving of c.£70m over this year and next, including the release of £27m of restricted cash previously set aside to provide security over the pension liability. The transaction results in an exceptional accounting charge of c.$150m, of which c.$10m is a cash outflow.

Financial position
The financial position of the group remains robust, with an on-going commitment to an efficient balance sheet and an investment grade credit rating.
The $350m special dividend without share consolidation was paid to shareholders in October alongside the interim dividend.

The $500m share buyback programme is progressing well, with 13.2 million shares repurchased for $369m since the start of the programme in November 2012. Year to date 9.1 million shares have been repurchased for $262m.

Educational event: Delivering High Quality Growth
IHG is holding an investor educational event on 19 November at the InterContinental London Westminster hotel. The event, which commences at 2pm UK time will also be webcast worldwide.

Appendix 1: RevPAR Movement Summary
	Q3 2013				YTD 2013
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	3.3%	1.7%	1.1%pts	3.6%	1.9%	1.2%pts
Americas	3.7%	2.5%	0.8%pts	4.4%	2.8%	1.0%pts
Europe	1.3%	(1.5)%	2.1%pts	0.6%	(0.9)%	1.1%pts
AMEA	5.4%	5.0%	0.3%pts	6.0%	2.7%	2.2%pts
G. China	0.7%	(2.1)%	1.9%pts	0.4%	(1.4)%	1.1%pts

Appendix 2: Q3 System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	8,348	(7,264)	1,084	679,050	1.0%	15,747	179,651
Americas	5,099	(6,957)	(1,858)	450,647	0.3%	7,406	74,355
Europe	463	(514)	(51)	100,439	(1.1)%	1,586	15,469
AMEA	500	114	614	62,725	2.4%	3,674	33,690
G. China	2,286	93	2,379	65,239	8.5%	3,081	56,137

Appendix 3: Q3 YTD System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	23,258	(20,190)	3,068	679,050	1.0%	47,301	179,651
Americas	15,174	(14,144)	1,030	450,647	0.3%	25,143	74,355
Europe	2,011	(3,599)	(1,588)	100,439	(1.1)%	3,712	15,469
AMEA	2,183	(2,195)	(12)	62,725	2.4%	6,214	33,690
G. China	3,890	(252)	3,638	65,239	8.5%	12,232	56,137

Appendix 4: Definitions
RevPAR: Revenue per available room.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green):	+44 (0)1895 512176
Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0) 7736 746767
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.
Conference call for Analysts and Shareholders:
A conference call with Tom Singer (Chief Financial Officer) will commence at 9.30am UK time on 5 November and can be accessed on www.ihgplc.com/Q3. There will be an opportunity to ask questions.

UK Toll UK Toll Free US Toll	+44 (0)20 3003 2666 0808 109 0700 +1 646 843 4608
Passcode:	HOTEL
A replay of the 9.30am conference call will be available following the event - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	4274795

US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am Eastern Standard Time on 5 November with Tom Singer (Chief Financial Officer). There will be an opportunity to ask questions.

UK Toll US Toll US Toll Free	+44 (0)20 3003 2666 +1 646 843 4608 +1 866 966 5335
Passcode:	HOTEL
A replay of the 9.00am US conference call will be available following the event - details are below:
UK Toll US Toll	+44 (0)20 8196 1998 +1 866 583 1035
Replay pin	8988723
Website: The full release and supplementary data will be available on our website from 7.00 am (London time) on 5 November. The web address is www.ihgplc.com/Q3.

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.
IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 76 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet for Elites across all hotels, globally.
IHG franchises, leases, manages or owns over 4,600 hotels and 679,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg,www.facebook.com/ihg or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	05 November 2013